UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

POLYCOM, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Common Stock, Par Value $0.0005 per share

(Title of Class of Securities)

73172K104

(CUSIP Number of Class of Securities)

Sayed M. Darwish

Chief Legal Officer and Executive Vice President, Corporate Development

Polycom, Inc.

6001 America Center Drive

San Jose, California 95002

(408) 586-6000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Mark A. Bertelsen

Jose F. Macias

Michael A. Occhiolini

Wilson Sonsini Goodrich & Rosati, P.C.

650 Page Mill Road

Palo Alto, California 94304

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check	the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check	the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Investor Contact:	Laura Graves
Polycom, Inc.
1.408.586.4271
laura.graves@polycom.com

Press Contact:	Shawn Dainas
Polycom, Inc.
1.408.586.3768
shawn.dainas@polycom.com

Polycom Announces $400 Million Return of Capital Program

Company to Buy Back $400 Million of Stock Funded with Cash and $250 Million of Debt

SAN JOSE, Calif. – September 11, 2013 – Polycom, Inc. (Nasdaq: PLCM), the global leader in open, standards-based unified communication and collaboration (UC&C), today announced that its Board of Directors has authorized the repurchase of $400 million, or approximately 20 percent of the Company’s outstanding common stock, through a $250 million modified “Dutch Auction” self-tender offer and subsequent open market purchases or privately negotiated transactions. This action is consistent with Polycom’s continuing commitment to delivering value to shareholders, as discussed on the Company’s Second Quarter 2013 conference call. The Company expects to fund the program with $150 million in cash and a new $250 million term loan. The Company intends to launch the tender offer on September 13, 2013, and expects it will expire on October 30, 2013.

“Today’s announcement underscores our confidence in the company’s business, our market position and the long-term growth potential of our industry,” stated Kevin Parker, Chairman of the Board and Interim CEO. “We intend to create significant value for shareholders as we realize the potential of the strategic investments we’re making in the business, streamline operations and deploy our capital resources and balance sheet to maximize return.”

Polycom has retained Morgan Stanley Senior Funding, Inc. as sole lead arranger and joint bookrunner for a new term loan facility, which will bear interest at LIBOR plus 1.75% and carry a maturity of five years. Closing and funding of the term loan is scheduled to be completed on September 13, 2013, subject to the execution of definitive documentation and the satisfaction of customary closing conditions.

Polycom intends to commence the $250 million self-tender offer at a price of not less than $10.00 and not more than $11.50 per share and, at the midpoint of such range, expects to purchase approximately 23 million shares. The self-tender offer is expected to commence on Friday, September 13, 2013, and expire at 5:00 pm, Eastern Daylight Time on Wednesday, October 30, 2013, unless extended. Polycom has retained Morgan Stanley & Co. LLC as the dealer manager for the self-tender offer. LionTree Advisors is acting as capital markets advisor in connection with the overall transaction, including the contemplated financing and return of capital.

The Company expects to utilize the remaining approximately $150 million of the new $400 million share repurchase authorization for open market share repurchases or privately negotiated transactions. Polycom has repurchased $84 million of common stock in the first and second quarters of 2013. All buybacks are expected to be completed within one year.

This $400 million share repurchase authorization will supersede any remaining outstanding share repurchase authorization as of the commencement of the tender offer. The Company’s remaining repurchase authorization was $89 million as of June 30, 2013. The repurchases will be made in compliance with, and at such times as permitted by, federal securities law. As of June 30, 2013, the Company had approximately $694 million of cash and investments.

The tender offer described in this release has not yet commenced. This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of common stock. The solicitation and offer to buy common stock will only be made pursuant to the offer to purchase and the other tender offer documents, which are expected to be distributed to stockholders on or about September 13, 2013. A free copy of the tender offer documents that will be filed by Polycom with the Securities and Exchange Commission (SEC) may be obtained when filed from the SEC’s website at www.sec.gov or from Polycom’s website at www.polycom.com. In addition, stockholders will be able to obtain a free copy of the tender offer documents, when available, from the information agent named in the offer to purchase. Stockholders are urged to read these materials, when available, carefully prior to making any decision with respect to the offer.

About Polycom:

Polycom is the global leader in open, standards-based unified communications and collaboration (UC&C) solutions for voice and video collaboration, trusted by more than 415,000 customers around the world. Polycom solutions are powered by the Polycom® RealPresence® Platform, comprehensive software infrastructure and rich APIs that interoperate with the broadest set of communication, business, mobile and cloud applications and devices to deliver secure face-to-face video collaboration in any environment. Polycom and its ecosystem of over 7,000 partners provide truly unified communications solutions that deliver the best user experience, highest multi-vendor interoperability, and lowest TCO. Visit www.polycom.com or connect with us on Twitter, Facebook, and LinkedIn to learn how we’re pushing the greatness of human collaboration forward.

Forward Looking Statements and Risk Factors:

This release contains forward-looking statements, including those regarding the timing of closing the term loan facility, timing of commencing and closing the tender offer, terms and conditions of the tender offer, sources of funding for the tender offer, additional repurchases of our common stock following the closing of the tender offer and value creation for our shareholders. The actual timing, size and success of the planned tender offer and additional repurchases of our common stock are subject to a number of factors, including (1) developments or changes in economic or market conditions, (2) developments or changes in the securities markets, (3) developments or changes in the business or condition of the Company or in our cash flows, (4) developments or changes in our ability to obtain debt financing under the term loan facility to fund the proceeds for the tender offer, and (5) the factors identified under “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2013, and in other reports filed by Polycom with the SEC. Polycom disclaims any intent or obligations to update these forward-looking statements.

© 2013 Polycom, Inc. All rights reserved. POLYCOM®, the Polycom logo, and the names and marks associated with Polycom’s products are trademarks and/or service marks of Polycom, Inc. and are registered and/or common law marks in the United States and various other countries. All other trademarks are property of their respective owners.